Lagom Holdings, Inc
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Inception through February 28, 2026

Table of Contents

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Lagom Holdings, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of February 28, 2026 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period from inception through February 28, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of February 28. 2026 and the results of its operations and its cash flows for the period from inception through February 28, 2026 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on the Predecessor Entity:
We draw attention to Note 2 to the financial statements, which describes that Lagom Holdings LLC (the "Predecessor") is considered the predecessor entity to the Company because the Company succeeded to substantially all of the business and operations of Lagom Holdings LLC. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAs LLC

Indianapolis, IN
March 3, 2026

LAGOM HOLDINGS, INC
BALANCE SHEET

		As of February 28, 2026
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses	$	10,000
Total Current Liabilities	$	10,000
TOTAL LIABILITIES		10,000
EQUITY		
Common Stock	$	71
Additional Paid in Capital		322
Accumulated deficit		(10,393)
TOTAL EQUITY	$	(10,000)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Audited Financial Statements

LAGOM HOLDINGS, INC
STATEMENT OF OPERATIONS

		Inception through February 28, 2026
Operating Expenses		
General and Administrative Expenses	$	10,393
Total Operating Expenses		**10,393**
Total Loss from Operations	$	**(10,393)**
Net Income (Loss)	**$**	**(10,393)**

See Accompanying Notes to these Audited Financial Statements

LAGOM HOLDINGS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at inception (2/13/2026)	-	-	-	-	-
Issuance of Common Stock	7,140,000	71	322	-	393
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(10,393)	(10,393)
Ending balance at 02/28/2026	7,140,000	71	322	(10,393)	(10,000)

See Accompanying Notes to these Audited Financial Statements

LAGOM HOLDINGS, INC
STATEMENT OF CASH FLOWS

		Inception through February 28, 2026
OPERATING ACTIVITIES		
Net Income (Loss)	$	(10,393)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses		10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		10,000
Net Cash provided by (used in) Operating Activities	$	(393)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Issuance of Common Stock		393
Net Cash provided by (used in) Financing Activities	$	393
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lagom Holdings, Inc ("the Company") was formed in Delaware on February 13, 2026. The Company is a vertically integrated housing business focused on the production of attainable residential housing through industrialized construction, standardized product design, and integrated land development and sales operations. The Company operates across manufacturing, development, construction, brokerage, and digital sales infrastructure to reduce housing delivery costs, compress project timelines, and improve capital efficiency. The Company's housing products are standardized to support repeatability and scalability, with core offerings generally ranging from approximately 1,000 to 1,500 square feet and designed to meet entry-level and workforce buyer demand. The Company's headquarters is located in Atlanta, Georgia, and its customers are expected to be located in the United States.

The Company plans to conduct an equity crowdfunding campaign during 2026 to raise growth capital for its operations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities. Lagom Holdings LLC (the "Predecessor") is considered the predecessor entity to the Company because the Company succeeded to substantially all of the business and operations of Lagom Holdings LLC.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of February 28, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash and in cash equivalents as of February 28, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will evaluate and document its performance obligations, transaction price, and allocation methodology for customer contracts upon execution of its initial customer contracts.

The Company expects its revenue-generating activities to be derived from an integrated, multi-vertical business model that includes manufacturing, residential development, construction, and sales and distribution operations.

Manufacturing operations expect to include the production of structural insulated panels and related panelized building components that are used in Company-developed projects and sold to third-party builders and institutional partners.

Residential development operations are planned to be focused on the entitlement, planning, and delivery of small-format cottage communities using standardized product types, with land typically controlled through options, phased takedowns, or public–private structures to reduce upfront capital exposure.

Construction operations planned to be vertically integrated, with the Company self-performing significant portions of vertical construction, and the use of panelized systems is intended to reduce build times, lower labor dependency, and improve schedule predictability. Sales and distribution activities will be conducted through an in-house brokerage platform supported by a proprietary digital interface that facilitates buyer qualification, design selection, and transaction execution.

Performance obligations will be typically satisfied at either a point in time or over time, depending on the nature of the underlying contract.

The Company will further refine and document its identification of performance obligations, allocation of transaction price, and methods for measuring progress as additional customer contracts are executed and its operations scale.

General and Administrative

General and administrative expenses primarily consist of incorporation costs and legal fees incurred in connection with establishing and operating the Company.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on February 13, 2026 and had no operations, taxable income, or filing requirements during the period ended February 28, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any outstanding short-term or long-term interest-bearing debt obligations as of February 28, 2026.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 7,140,000 shares were issued and outstanding as of February 28, 2026.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 28, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 3, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.